UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A. Announces the Commencement of the Tender Offer for its 8.500% Notes due 2025.

July 8, 2024— Buenos Aires, Argentina

Telecom Argentina S.A.

Offer to Purchase for Cash Up to U.S.$100,000,000 Aggregate Principal Amount of the Outstanding

8.500% Notes due August 6, 2025

(CUSIP Nos. 879273 AT7 and P9028N AZ4; ISIN Nos. US879273AT79 and USP9028NAZ44)

Telecom Argentina S.A. (“Telecom” or “we”) hereby announces the commencement of its offer to purchase for cash (the “Offer”) from each registered holder (each, a “Holder” and, collectively, the “Holders”), on the terms and subject to the conditions set forth in the offer to purchase dated July 8, 2024 (as it may be amended or supplemented from time to time, the “Statement”), up to U.S.$100,000,000 outstanding aggregate principal amount (reflecting, for the avoidance of doubt, any amortization) (the “Tender Cap”) of its outstanding 8.500% Notes due August 6, 2025 (the “Notes”). Telecom reserves the right, in its sole discretion, subject to applicable law, to increase or decrease the Tender Cap; however, there can be no assurance that it will do so.

Morrow Sodali International LLC is acting as the information and tender agent (the “Information and Tender Agent”) for the Offer. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC, BBVA Securities Inc., BCP Securities, Inc., Latin Securities, S.A., Agente de Valores and UBS Securities LLC are acting as dealer managers (the “Dealer Managers”) for the Offer.

The aggregate cash consideration for each U.S.$1,000 principal amount of Notes purchased pursuant to the Offer will be (i) U.S.$993 per U.S. $1,000 principal amount of Notes (the “Early Tender Offer Consideration”) payable only in respect of Notes validly tendered and not validly withdrawn at or prior to 5:00 P.M. New York City time on July 19, 2024 (the “Early Tender Deadline”) and accepted for purchase, or (ii) U.S.$963 per U.S.$1,000 principal amount of Notes (the “Tender Offer Consideration”) payable in respect of Notes validly tendered after the Early Tender Deadline but at or before 5:00 P.M., New York City time, on August 5, 2024 (the “Expiration Time”) and accepted for purchase. Only Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline will be eligible to receive the Early Tender Offer Consideration. Notes validly tendered after the Early Tender Deadline but at or before the Expiration Time will be eligible to receive only the Tender Offer Consideration. In addition, Telecom will pay accrued and unpaid interest and additional amounts, if any, in respect of any Notes purchased in the Offer from the last interest payment date to the Payment Date.

If the purchase of all validly tendered Notes would cause Telecom to purchase a principal amount greater than the Tender Cap, then the Offer will be oversubscribed and, if Telecom accept Notes in the Offer, Telecom will accept for purchase tendered Notes on a prorated basis as described below. If at the Early Tender Deadline, the aggregate principal amount of Notes validly tendered and not validly withdrawn by Holders exceeds the Tender Cap, we will not accept any Notes validly tendered by Holders after the Early Tender Deadline, unless we decide to increase the Tender Cap, subject to applicable law, in our sole discretion.

The following table sets forth certain terms of the Offer:

Title of Security	CUSIP / ISIN Nos.	Original Principal Amount of Notes(1)	Principal Amount Reflecting Any Amortization(2)	Tender Cap(3)	Tender Offer Consideration(4)	Early Tender Offer Consideration (5)
8.500% Notes due August 6, 2025	144A Notes CUSIP No.: 879273 AT7 ISIN No.: US879273AT79 Regulation S Notes CUSIP No.: P9028N AZ4 ISIN No.: USP9028NAZ44	U.S.$388,871,000	U.S.$260,543,570	U.S.$100,000,000	U.S.$963	U.S.$993

(1) As of July 8, 2024. This amount does not reflect any amortizations or repurchases.

(2) The original principal amount of Notes of U.S.$388,871,000 is subject to a variable amortization factor (the “Amortization Factor”) which is calculted in accordance with amortization payments made and expected to be made in accordance with the terms and conditions of the Notes. As of the date of the Statement, the Amortization Factor is 0.67 and the aggregate outstanding principal amount of the Notes is U.S.$260,543,570. On or after August 6, 2024, the Amortization Factor is expected be 0.34 and the aggregate outstanding principal amount of the Notes is expected to be U.S.$132,216,140.

(3) Tender Cap to be applied to the outstanding aggregate principal amount of Notes (such aggregate principal amount of the Notes being subject to the Amortization Factor). For the avoidance of doubt, determination as to whether or not the Tender Cap has been exceeded will be made based on the aggregate principal amount of the Notes validly tendered and accepted for purchase after the application of the Amortization Factor that is expected to be applicable on the Payment Date (0.34).

(4) Per U.S.$1,000 principal amount of Notes that are validly tendered at or prior to the Expiration Time but after the Early Tender Deadline and that are accepted for purchase. The Tender Offer Consideration will be paid following the application of the relevant Amortization Factor applicable on the Payment Date. The Tender Offer Consideration excludes accrued interest. Holders whose Notes are validly tendered and accepted for purchase pursuant to the Offer will receive accrued interest and will be paid in U.S. dollars.

(5) Per U.S.$1,000 principal amount of Notes that are validly tendered at or prior to the Early Tender Deadline and that are accepted for purchase. The Early Tender Offer Consideration will be paid following the application of the relevant Amortization Factor applicable on the Payment Date. The Early Tender Offer Consideration excludes accrued interest. Holders whose Notes are validly tendered at or prior to the Early Tender Deadline and that are accepted for purchase pursuant to the Offer will receive accrued interest and will be paid in U.S. dollars.

The purpose of the Offer is to acquire a portion of the outstanding Notes as part of a plan to extend the maturity profile of our existing debt. Concurrently with the commencement of the Offer, Telecom is announcing an offering (the “New Notes Offering”) of a new series of notes (the “New Securities”) to be issued by Telecom in reliance on an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). The New Notes Offering will be made in compliance with all the requirements of, and will be subject to the procedural requirements established in, the Argentine Negotiable Obligations Law No. 23,576, as amended and supplemented (the “Negotiable Obligations Law”), Law No. 26,831, as amended and supplemented (the “Argentine Capital Markets Law”), the General Resolution No. 622, as amended and supplemented, issued by the CNV, and any other applicable laws and regulations of Argentina. Telecom expects to use the net proceeds from the New Notes Offering, (i) to pay all or a portion of the consideration for the Offer and accrued and unpaid interest on the Notes validly tendered and accepted by Telecom on or before the Expiration Time, (ii) to pay fees and expenses incurred in connection with the Offer, (iii) to pay or prepay in whole or in part one or more credit facilities and (iv) the remainder, if any, for general corporate purposes. The Offer is conditioned upon, among other things, the successful completion of the New Notes Offering (the “Financing Condition”). No assurance can be given that the New Notes Offering will be completed successfully. In no event will this announcement or the information contained in this announcement regarding the New Securities constitute an offer to sell or a solicitation of an offer to buy any New Securities. Any investment decision to purchase any New Securities should be made solely on the basis of the information contained in the offering memorandum to be prepared in connection with the New Notes Offering, which will include the final terms of the New Securities, and no reliance is to be placed on any information other than that contained in the offering memorandum. Subject to compliance with all applicable securities laws and regulations, the offering memorandum will be available from the Dealer Managers on request. Certain of the Dealer Managers are acting as initial purchasers in the New Notes Offering.

Upon the pricing of the New Notes Offering, we may launch an offer to exchange (the “Exchange Offer”) our outstanding 8.000% Notes due 2026 for new securities of the same series offered in the New Notes Offering. The offering of the New Securities is not conditioned on the successful consummation of the Exchange Offer. However, the Exchange Offer is expected to be contingent on the successful consummation of the New Notes Offering. The Exchange Offer is not being made pursuant to this announcement. The Exchange Offer is to be made solely on the terms and subject to the conditions set out in a separate offer document. The Dealer Managers are expected to act as dealer managers in the Exchange Offer. No assurances can be made that we will launch the Exchange Offer.

If the purchase of all validly tendered Notes would cause Telecom to purchase a principal amount greater than the Tender Cap, then the Offer will be oversubscribed and, if Telecom accepts Notes in the Offer, Telecom will accept for purchase tendered Notes on a prorated basis, with the prorated aggregate principal amount of each Holder’s validly tendered Notes accepted for purchase rounded down to the nearest U.S.$1,000. Depending on the amount tendered and the proration factor applied, if the principal amount of Notes returned as a result of proration would result in less than the minimum denomination of the Notes being tendered or returned, Telecom will accept or reject all of such Holder’s validly tendered Notes. However, Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes tendered after the Early Tender Deadline.

The Early Tender Offer Consideration or the Tender Offer Consideration, as applicable, will not be due in respect of any Notes returned due to proration. Notes must be tendered on behalf of each beneficial owner due to potential proration.

So long as the terms and conditions described herein (including the Financing Condition) are satisfied, Telecom intends to accept for payment all Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline, and will only prorate such Notes if the aggregate amount of Notes validly tendered and not withdrawn at or prior the Early Tender Deadline exceeds the Tender Cap. If the Offer is not fully subscribed as of the Early Tender Deadline, Notes validly tendered after the Early Tender Deadline and at or before the Expiration Time may be subject to proration, whereas Notes validly tendered at or prior to the Early Tender Deadline would not be subject to proration. Furthermore, if the Offer is fully subscribed as of the Early Tender Deadline, Notes validly tendered after the Early Tender Deadline may not be accepted for payment, unless Telecom decides to increase the Tender Cap, subject to applicable law, in its sole discretion. In any scenario, Notes validly tendered at or prior to the Early Tender Deadline and not validly withdrawn will have priority in payment over Notes validly tendered after the Early Tender Deadline and at or before the Expiration Time. Telecom will announce the results of proration, if any, by press release promptly after the Early Acceptance Date (as defined below) or the Final Acceptance Date (as defined below), as the case may be.

Any Notes tendered may be validly withdrawn at or before 5:00 P.M., New York City time, on July 19, 2024 (the “Withdrawal Deadline”), but not thereafter, by following the procedures described herein. Tenders of Notes may not be withdrawn after the Withdrawal Deadline, unless mandated by applicable law. If the Offer is terminated without Notes being purchased, any Notes tendered pursuant to the Offer will be returned promptly, and neither the Early Tender Offer Consideration nor the Tender Offer Consideration, as the case may be, will be paid or become payable.

Subject to the terms and conditions of the Offer (including the Financing Condition) being satisfied or waived, we reserve the right, at any time following the Early Tender Deadline but prior to the Expiration Time (the “Early Acceptance Date”), to accept for purchase the Notes validly tendered at or before the Early Tender Deadline and not validly withdrawn at or before the Withdrawal Deadline, subject any required proration.

Subject to the terms and conditions of the Offer being satisfied or waived, and to our right to extend, amend, terminate or withdraw the Offer, we will, after the Expiration Time (the “Final Acceptance Date”), accept for purchase all Notes validly tendered at or before the Expiration Time and not validly withdrawn at or before the Withdrawal Deadline subject to proration, if applicable. We will pay the Early Tender Offer Consideration and the Tender Offer Consideration for Notes accepted for purchase at the Final Acceptance Date on a date (the “Payment Date”) promptly following the Final Acceptance Date. We will pay the Early Tender Offer Consideration and the Tender Offer Consideration following the application of the relevant Amortization Factor applicable on the Payment Date. Also, on the Payment Date, we will pay accrued and unpaid interest, and additional amounts, if any, to, but not including, the Payment Date, on Notes accepted for purchase at the Final Acceptance Date.

For the avoidance of doubt, we expect to have a single Payment Date for (i) Notes validly tendered before the Early Tender Deadline, and (ii) Notes validly tendered after the Early Tender Deadline and at or before the Expiration Time that are, in each case, accepted for purchase.

Telecom’s obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer, is subject to the satisfaction or waiver of a number of conditions, including the Financing Condition and the General Conditions (as defined in the Statement). Telecom reserves the right, subject to applicable law, in its sole discretion, to waive any of the conditions of the Offer, in whole or in part, at any time and from time to time.

Telecom reserves the right, subject to applicable law, in its sole discretion, to (1) extend, terminate or withdraw the Offer at any time, (2) increase or decrease the Tender Cap, or (3) otherwise amend the Offer in any respect, without extending the Withdrawal Deadline. The foregoing rights are in addition to the right to delay acceptance for purchase of Notes tendered pursuant to the Offer or the payment of Notes accepted for purchase pursuant to the Offer in order to comply with any applicable law, subject to Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that Telecom pay the consideration offered or return the deposited Notes promptly after the termination or withdrawal of the Offer.

Notes tendered by or on behalf of persons that are (i) Argentine Entities (as defined in the Statement) or (ii) Foreign Beneficiaries (as defined in the Statement) that are residents in a “non-cooperative jurisdiction” for Argentine income tax purposes, or that acquired the Notes with funds originating in a non-cooperative jurisdiction must be accompanied in each case with such documentation as Telecom may require to make the withholdings mandated by Argentine income tax regulations.

The Information and Tender Agent for the Offer is:

Morrow Sodali International LLC

E-mail: telecomargentina@investor.morrowsodali.com
Offer Website: https://projects.morrowsodali.com/telecomargentina

In London 103 Wigmore Street W1U 1QS London Telephone: +44 20 4513 6933	In Stamford 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902 Telephone: +1 203 658 9457

Any question regarding the terms of the Offer should be directed to the Dealer Managers.

The Dealer Managers for the Offer are:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, New York, 10019 United States Attention: Liability Management Call Collect: (212) 250-2955 Toll-Free: (866) 627-0391	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States Attention: Latin America Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874	Santander US Capital Markets LLC 437 Madison Ave New York, New York 10022 United States Attention: Liability Management Call Collect: (212) 350-0660 Toll-Free: (855) 404-3636

BBVA Securities Inc.

1345 Avenue of the Americas,

44th Floor

New York, New York 10105

United States of America

Attn: Liability Management

Collect: +1 (212) 728 2446

U.S. Toll Fee: +1 (800) 422 8692

Email: liabilitymanagement@bbva.com

BCP Securities, Inc. 289 Greenwich Avenue Greenwich, CT 06830 United States Attention: James Harper (203) 629-2186 Email: jharper@bcpsecurities.com	Latin Securities S.A. Agente de Valores Zonamérica Ruta 8, Km 17,500 Edificio M2, Ofic. 002 Montevideo, CP 91600 Uruguay Attention: m.sagaseta@latinsecurities.com.uy	UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Attention: Liability Management Group Call Collect: (212) 882-5723 Toll Free: (833) 690-0971 Email: Americas-lm@ubs.com

The Offer shall be available online at https://projects.morrowsodali.com/telecomargentina until the consummation or termination of the Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 8, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations